

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

<u>Via E-mail</u>
Thomas P. Gibbons
Chief Financial Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

      Re: **The Bank of New York Mellon Corporation**
               Form 8-K filed July 18, 2014
               File No. 001-35651

Dear Mr. Gibbons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Stephanie J. Ciboroski for

                             Suzanne Hayes
                             Assistant Director